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                            May 21, 2021

       David Luci
       Chief Executive Officer
       Acurx Pharmaceuticals, LLC
       259 Liberty Avenue
       Staten Island, NY 10305

                                                        Re: Acurx
Pharmaceuticals, LLC
                                                            Amendment No. 1 to
                                                            Draft Registration
Statement on Form S-1
                                                            Submitted May 10,
2021
                                                            CIK No. 0001736243

       Dear Mr. Luci:

             We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

             After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

       Amendment No. 1 to Draft Registration Statement on Form S-1 submitted May 10, 2021

       Exhibits

   1. We refer to the GLSynthesis Inc. Asset Purchase Agreement filed as Exhibit 10.11 to your registration statement.
We note that certain identified information has been redacted in this exhibit as noted
in the exhibit index. Please revise the first page of the exhibit to include a statement
that certain identified information has been excluded from the exhibit because it is both not
material and is the type that you treat as private or confidential.
                                                        Please also include
brackets indicating where the information is omitted from the filed version of the exhibit.
Refer to Item 601(b) of Regulation S-K.
 David Luci
Acurx Pharmaceuticals, LLC
May 21, 2021
Page 2

       You may contact Tracie Mariner at 202-551-3744 or Brian Cascio at 202-551-3676 if
you have questions regarding comments on the financial statements and related matters. Please contact Jane Park at 202-551-7439 or Celeste Murphy at 202-551-3257 with any other questions.



                                                         Sincerely,
FirstName LastNameDavid Luci
                                                         Division of
Corporation Finance
Comapany NameAcurx Pharmaceuticals, LLC
                                                         Office of Life
Sciences
May 21, 2021 Page 2
cc:       Ivan Blumenthal, Esq.
FirstName LastName